FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FOURTH QUARTER AND
FULL-YEAR 2008 RESULTS

-  2008 Fiscal Year Revenues Increase 11 percent to $125.1 million  -
-  2008 Net Income of $4.0 million Reflects $4.7million Bravo Acquisition Charge  -
-  2009 Revenue Guidance set at $141 - 148 million  -
-  Company Declares Special Dividend  -

YOQNEAM, Israel, February 10, 2009 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the fourth quarter and twelve months ended December 31, 2008.

Worldwide revenues were $33.8 million in the fourth quarter of 2008, a 1.5 percent decrease from $34.3 million in the fourth quarter of 2007.  Gross margin in the fourth quarter of 2008 was 72.6 percent, compared to gross margin of 71.5 percent in the fourth quarter of 2007, excluding a one-time charge of $4.8 million1.

Net loss for the fourth quarter of 2008 was $2.0 million or $0.07 per share, compared to net income of $12.8 million, or $0.41 per share on a fully diluted basis in the fourth quarter of 2007.  Net loss for the fourth quarter of 2008 includes a one-time charge of $4.7 million, resulting from the write-off of in-process R&D associated with the acquisition of the Bravo pH monitoring business.  Excluding this one-time charge, net income for the fourth quarter of 2008 was $2.7 million, or $0.09 per share on a fully diluted basis. Net income for the fourth quarter of 2007 included, among other items, a gain of $22.9 million, and a tax expense of $3.0 million, both resulting from the termination of the agreement with Johnson & Johnson. Excluding this one-time charge, net loss for the fourth quarter of 2007 was $7.1 million, or $0.24 per share. A table detailing certain items affecting net income in the fourth quarter and full fiscal year of 2007 and 2008 is available below.

1 Relates to early repayment of the Company’s outstanding royalty obligation and accrued interest to Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor ("OCS").

Cash and cash equivalents, short-term investments and marketable securities at December 31, 2008 totaled $90.3 million.

“We are pleased that in 2008 we were able to deliver top-line growth of 11 percent.  We achieved these results in spite of the economic downturn and a slower than anticipated start in Japan,” said Homi Shamir, President and CEO of Given Imaging.  “Last year, we continued to focus on investing in talent, global expansion, partnerships and new product development.  I am pleased to report that we demonstrated clear progress on all fronts. We enter 2009 with opportunities to expand PillCam SB sales around the world, an additional world-class partner in Japan and several new exciting products to launch in 2009 including the Bravo pH monitoring system, which is the gold standard test for diagnosing GERD.  We also plan to initiate clinical trials for PillCam COLON 2 during 2009 which could prove to be invaluable as either a screening tool for colon cancer or a complementary test to colonoscopy.  As we begin 2009, we recognize the uncertain economic environment and are cautiously optimistic about continuing to increase both our top and bottom lines this year with strong contributions from all of our regions.”

Fourth Quarter 2008 Revenue Analysis

Sales in the Americas region were $20.7 million, down 5 percent from sales of $21.9 million in the same period in 2007.  Sales in the EMEA region increased by 16 percent to $9.7 million compared to $8.3 million in the same period in 2007, while APAC sales declined by 16 percent to $3.4 million compared to $4.0 million in the same period in 2007.

Worldwide PillCam SB sales amounted to 55,800 capsules in the fourth quarter of 2008, an increase of two percent compared to the same period last year.  PillCam SB sales in the Americas region decreased by five percent to 37,700 in the fourth quarter of 2008 compared to 39,800 in the fourth quarter of 2007.  PillCam SB sales in the EMEA and Asia/Pacific regions increased 19 percent and 23 percent, respectively, compared to the fourth quarter of 2007. Worldwide reorders of PillCam SB increased by 9 percent to approximately 54,800 compared to approximately 50,600 in the fourth quarter of 2007.  Reorders of PillCam SB in the Americas region increased by 1 percent to 37,300 compared to 36,900 in the fourth quarter of 2007.  Reorders in the EMEA region increased by 18 percent, while APAC reorders increased by 72%.

In the fourth quarter of 2008, PillCam sales accounted for 83 percent of total revenues compared to 79 percent in the same period of 2007.

Supplemental fourth quarter data can be found at www.givenimaging.com in the Investor Relations section.

Twelve Month Financial Results

For the year ended December 31, 2008, sales increased by 11 percent to $125.1 million compared to $112.9 million in the same period in 2007.  Gross profit for the twelve month period was 73.6 percent compared to 69.4 percent in 2007.  Gross profit for 2007, net of the effect of the one-time charge, was 73.7 percent. Net income for fiscal year 2008 was $4.1 million or $0.13 per share on a fully diluted basis, compared to net income of $15.2 million or $0.49 per share, for the same period in 2007. Net income for 2008, net of the effect of the one-time charge of $4.7 million resulting from the acquisition of Bravo was $8.8 million, or $0.29 per share on a fully diluted basis. A table detailing certain items affecting net income in the fourth quarter and full fiscal year of 2007 and 2008 is available below.

Net cash generated from operating activities during 2008 totaled $9.5 million.

Total revenues increased in each of our regions with the Americas growing by three percent to $75.5 million, EMEA increasing by 28 percent to $34.9 million and the APAC region growing by 25 percent to $14.5 million.  Overall PillCam SB revenues for 2008 grew by 14 percent over PillCam SB revenues in 2007.  The company sold over 210,000 PillCam SB capsules in 2008.

Additional Income Statement Information

The following charges (credits) are included in the income statements for the three and twelve month periods ended December 31, 2008 and in the corresponding periods of 2007 (in millions of USD):

	Fourth Qtr 2008	Twelve Months 2008	Fourth Qtr 2007	Twelve Months 2007
Stock based compensation expenses (FAS123R)	$ 1.7	$ 6.9	$ 1.7	$ 5.6
InScope gain	-	(5.4)	(22.9)	(22.9)_
Tax on InScope gain	-	-	3.0	3.0
Write-off of acquired in-process R&D	4.7	4.7	-	-
IP litigation expenses	0.1	3.2	2.5	5.2
Settlement agreement with Olympus Corporation	-	(2.3)	-	-
Early repayment to OCS (effect on COGS)	-	-	4.8	4.8
Adjustment to Early repayment to OCS (effect on net R&D)	-	-	0.7	0.7
Adjustment to goodwill	0.3	0.3	-	-
Loss from sale of securities	-	0.4	-	-

Recent Developments

•
Bravo(R) pH Monitoring Business: Given Imaging acquired the Bravo(TM) pH monitoring business for the diagnosis of Gastroesophageal Reflux Disease (GERD) from Medtronic (NYSE: MDT) for $20 million. The Bravo system is the only wireless, catheter-free pH test for GERD. It uses a disposable capsule temporarily placed in the esophagus that measures pH levels and transmits the data to an external receiver.

•
Distribution Relationship with FUJIFILM: Given Imaging has announced an expansion of its distribution agreement with FUJIFILM. FUJIFILM Medical Co. Ltd., a fully owned subsidiary of FUJIFILM, will distribute Given Imaging's PillCam(R) SB product line in Japan as of January 20th, 2009.

•
Recent management changes: The Company announced that Christopher Rowland, President of Given Americas, is leaving the company.  Edwin Cordell, Vice President, Finance of Given Imaging Americas, will serve as President of Given Imaging Americas on an interim basis until a successor is named. The company also announced the appointment of Dr. David Mason as Chief Medical Officer.  Dr. Mason is board certified in Internal Medicine and joins the company from UCB Pharma.

2009 Guidance

The company expects full year 2009 revenues to be between $141 million and $148 million.  The company expects fully diluted EPS of between $0.20 and $0.28. This guidance reflects the uncertainties of the current economic environment.

Dividend

The Board of Directors has approved a special cash dividend of approximately $0.54 per share, or $16 million in the aggregate. The actual payment of this special dividend, net of taxes withheld at source under Israeli law, is expected to take place on or about March 11, 2009. The dividend will be paid to shareholders of record as of the close of business on February 24, 2009.  The ex-dividend date for the purpose of trading of the ordinary shares on the NASDAQ Global Market is February 20, 2009 and the ex-dividend date for the purpose of trading of the ordinary shares on Tel Aviv Stock Exchange is February 25, 2009.

The Board reviewed the Company's current and projected liquidity, its anticipated operating performance, and its growth strategies. The Board concluded that a total dividend payout of approximately $16 million is in excess of the Company's expected cash requirements.  No additional dividends are currently anticipated.

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English on Wednesday, February 11 at 9:00am ET.  To participate in this teleconference, please dial (888) 215-6898 fifteen minutes before the conference is scheduled to begin.  Callers outside of the U.S. should dial (913) 312-0835. The call will also be webcast live at www.givenimaging.com. A replay of the call will be available for two weeks on the company’s website, or until February 25, 2009 by dialing 888-203-1112.  Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 2642066.

Hebrew Call
A separate conference call in Hebrew will take place on February 11 at 2:00pm Israel time, 7:00am ET. To access this call, please dial +972 3 9180609 ten minutes before the conference is scheduled to begin.  A replay of the call will be available from February 11 until February 13 by dialing +972 3 9255930.

About Given Imaging

Since 2001 Given Imaging has advanced gastrointestinal diagnosis by developing innovative, patient-friendly tools based on its PillCam(R) Platform. PillCam capsule endoscopy provides physicians with natural images of the small intestine via PillCam SB, the esophagus through PillCam ESO and the colon with PillCam COLON [not cleared for use in the USA]. The PillCam capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile(TM) patency capsule, to verify intestinal patency, and Bravo(R), the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge wireless technology and advanced software to enable gastroenterologists to better diagnose and more accurately treat patients. All Given Imaging products allow patients to maintain normal activities. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit http://www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of significant litigation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, (11) the impact of global economic conditions, and (12) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2007. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

(Financial Tables Follow)

Given Imaging Ltd. and its subsidiaries
Consolidated Balance Sheets
(In thousands except per share data)

	December 31
	2008	2007

Assets

Current assets
Cash and cash equivalents	$31,697	$37,103
Short-term investments	28,509	23,191
Accounts receivable:
Trade, net	21,673	23,315
Other	4,662	10,385
Inventories	18,931	15,960
Advances to suppliers	3,540	190
Deferred tax assets	1,178	1,350
Prepaid expenses	1,631	1,289

Total current assets	111,821	112,783

Deposits	1,094	892

Assets held for employees’ severance payments	3,686	3,007

Marketable securities	30,063	41,629

Fixed assets, less accumulated depreciation	15,115	15,422

Intangible assets less accumulated amortization	12,067	3,583

Goodwill	4,069	-

Total Assets	$177,915	$177,316

.
Given Imaging Ltd. and its subsidiaries
Consolidated Balance Sheets
(In thousands except share data)

	December 31
	2008	2007

Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease	$114	$121
Accounts payable:
Trade	7,418	7,275
Other	17,612	21,012
Deferred income	1,523	9,379

Total current liabilities	26,667	37,787

Long-term liabilities
Obligation under capital lease	485	448
Liability in respect of employees’ severance payments	4,599	3,490

Total long-term liabilities	5,084	3,938

Total liabilities	31,751	41,725

Commitments and contingencies

Minority interest	1,993	1,996

Shareholders’ equity
Share capital:
Ordinary Shares, NIS 0.05 par value each
(90,000,000 shares authorized as of December 31, 2007 and 2008,
29,241,785 and 29,257,785 shares issued and fully
paid as of December 31, 2007 and 2008, respectively)	343	343
Additional paid-in capital	173,983	166,813
Capital reserve	2,166	2,166
Accumulated other comprehensive loss	(600)	-
Accumulated deficit	(31,721)	(35,727)
Total shareholders' equity	144,171	133,595

Total liabilities and shareholders' equity	$177,915	$177,316

Given Imaging Ltd. and its subsidiaries
Consolidated Statements of Operations
(In thousands except share and per share data)

	Year ended December 31,		Three month period Ended December 31,
	2007 Audited	2008 Unaudited	2007 Unaudited	2008 Unaudited
Revenues	$112,868	$125,108	$34,296	$33,776
Cost of revenues	(29,721)	(33,001)	(9,761)	(9,265)
Early repayment of royalty bearing government grants	(4,843)		(4,843)

Gross profit	78,304	92,107	19,692	24,511

Operating expenses
Research and development, gross	(12,847)	(15,126)	(3,754)	(3,597)
In-process research and development acquired in a business combination		(4,700)		(4,700)
Royalty bearing government grants	1,242	1,530	(431)	440
Research and development, net	(11,605)	(18,296)	(4,185)	(7,857)

Sales and marketing	(55,446)	(60,902)	(16,865)	(14,333)
General and administrative	(20,981)	(19,320)	(6,474)	(4,871)
Termination of marketing agreement	22,860	5,443	22,860
Other, net	(422)	(867)	(422)	(867)

Total operating expenses	(65,594)	(93,942)	(5,086)	(27,928)

Operating profit (loss)	12,710	(1,835)	14,606	(3,417)

Financial income, net	5,520	4,004	1,505	809

Profit (loss) before taxes on income
and minority share	18,230	2,169	16,111	(2,608)

Taxes on income	(4,548)	(250)	(4,059)	(17)

Profit (loss) before minority share	13,682	1,919	12,052	(2,625)

Minority share in losses of subsidiary	1,503	2,087	783	562

Net profit (loss)	$15,185	$4,006	$12,835	$(2,063)

Profit (loss) per share
Basic profit (loss) per Ordinary Share	$0.52	$0.14	$0.44	$(0.07)

Diluted profit (loss) per Ordinary Share	$0.49	$0.13	$0.41	$(0.07)

Weighted average number of Ordinary
Shares used to compute basic profit
(loss) per Ordinary Share	28,961,968	29,254,035	29,206,977	29,257,785

Weighted average number of Ordinary
Shares used to compute diluted profit
(loss) per Ordinary Share	31,030,459	30,798,360	31,388,068	29,718,331

Given Imaging Ltd. and its subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net profit (loss)	$4,006	$15,185	$(1,508)

Adjustments required to reconcile net profit (loss) to net cash provided by operating activities:

Minority share in losses of subsidiary	(2,087)	(1,503)	(1,334)
Depreciation and amortization	5,183	4,771	4,237
In-process research and development	4,700	-	-
Goodwill impairment	406	-	-
Deferred tax assets	172	24	(155)
Stock based compensation	6,918	5,651	5,213
Excess tax benefits related to stock based compensation	-	(693)	-
Other	621	380	18
Net decrease (increase) in trading securities	-	5,092	(5,060)
Increase (decrease) in accounts receivable – trade	1,642	(4,428)	(562)
Decrease (increase) in other accounts receivable	5,723	(8,922)	4,801
Decrease (increase) in prepaid expenses	(342)	51	(320)
Decrease (increase) in advances to suppliers	(3,350)	(108)	250
Decrease (increase) in inventories	(2,971)	2,208	(1,996)
Increase (decrease) in accounts payable	(3,287)	8,570	500
Decrease in deferred income	(7,856)	(14,903)	(1,223)
Net cash provided by operating activities	9,478	11,375	2,861

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(6,300)	(5,772)	(5,876)
Purchase of fixed assets, intangible assets, and goodwill in a business combination	(16,660)	-	-
Deposits	(192)	(355)	(41)
Proceeds from sale of marketable securities	67,743	18,753	13,120
Proceeds from sales of fixed assets	61	-	-
Investments in marketable securities	(61,986)	(36,584)	(37,960)
Net cash used in investing activities	(17,334)	(23,958)	(30,757)

Cash flows from financing activities:
Principal payments on capital lease obligation	(120)	(37)	(14)
Proceeds from the issuance of Ordinary Shares	252	4,280	2,037
Excess tax benefits related to stock based compensation	-	693	-
Issuance of shares by a consolidated company	2,288	-	4,772
Net cash provided by financing activities	2,420	4,936	6,795

Effect of exchange rate changes on cash	30	240	255
Decrease in cash and cash equivalents	(5,406)	(7,407)	(20,846)
Cash and cash equivalents at beginning of year	37,103	44,510	65,356
Cash and cash equivalents at end of year	31,697	37,103	44,510
Supplementary cash flow information

	Year ended December 31,
	2008	2007	2006
Income taxes paid	$259	$1,098	$300
Assets acquired under capital lease	$109	$569	-